CHELSEA THERAPEUTICS INTERNATIONAL, LTD.

13950 Ballantyne Corporate Place, Unit 325

Charlotte, NC 28277

August 3, 2007

Via EDGAR Delivery

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Chelsea Therapeutics International, Ltd. File No. 333-141964

Ladies and Gentlemen:

Chelsea Therapeutics International, Ltd., a Delaware corporation (the “Registrant”), hereby requests that the Securities and Exchange Commission take appropriate action to make the Registrant’s Registration Statement on Form S-3 (File No. 333-141964) effective as of 4:30 p.m. Eastern Time, Tuesday, August 7, 2007, or as soon thereafter as practicable. With respect to the aforementioned registration statement, the Registrant’s hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, CHELSEA THERAPEUTICS INTERNATIONAL, LTD.

By:	/s/ J. Nick Riehle
J. Nick Riehle, Vice President and Chief Financial Officer